FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1Name and Address of Company

Avricore Health Inc. (the “Company”)

789 West Pender Street, Suite 810

Vancouver, BC V6C 1H2

Item 2Date of Material Change

May 23, 2019.

Item 3News Release

A news release was disseminated through the services of Globe Newswire (West) on May 23, 2019 and subsequently filed on SEDAR.

Item 4Summary of Material Change

The Company appointed Mr. Kevin Strong Chief Financial Officer and Ms. Deena Siblock Corporate Secretary.

Item 5Full Description of Material Change

Kevin Strong will serve as CFO of Avricore Health, effective immediately. Kevin has over 11 years of experience as a senior regional manager in the finance sector, as well as over 11 years of experience as a Chief Financial Officer.  His sector experience includes mining, insurance and oil & gas.  Additionally, Kevin had served in management for the Winnipeg Stock Exchange (WSE) and TSX Venture Exchange (TSX-V).

Deena Siblock will service as Corporate Secretary of Avricore Health, effective immediately. Deena’s experience includes co-heading a Communications Advisory Committee including engagement with shareholders, vendors, suppliers and community stakeholders. Her experience in the mining sector includes copper, aluminum, molybdenum, and potash and has worked for various mining companies including Rio Algom and BHP Billiton.

With this announcement it means thanking Avricore’s outgoing CFO, Zula Kropivintski, for her service to VANC Pharma through its transition of becoming Avricore Health Inc.  The Avricore team wishes her the very best in the future.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7 Omitted Information

No material information has been omitted. Full text is found in the news release.

Item 8Executive Officer

Bob Rai, President and CEO, 604-613-4336

Item 9Date of Report

May 23, 2019

Forward-Looking Statements

Certain information set forth in this material change report may contain forward-looking statements that involve substantial known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential” or the negative thereof or other variations thereof or comparable terminology or other statements that are not historical facts. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company, including, but not limited to, risks associated with the impact of general economic conditions, industry conditions, dependence upon regulatory approvals, and the uncertainty of obtaining additional financing. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.